UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           SCHEDULE 13D AMENDMENT NO.1

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                              GULFWEST OIL COMPANY
                                (Name of Issuer)

                    COMMON STOCK, $O.OO1 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    40274P109
                                 (CUSIP Number)

                               J. Virgil Waggoner
                            c/o JVW Investments, Ltd.
                          1111 Bagby Street, Suite 2420
                              Houston, Texas 77002
                                 (713) 651-3003

            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)


                                  July 15, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.____

     Check the following box if a fee is being paid with the statement.____(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d7.)

     Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 40274P109                                                 PAGE 2 OF 5


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              J. Virgil Waggoner,   SSN ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                    PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)         [    ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                          USA


                 7.  SOLE  VOTING  POWER  8,983,884  (See  Items 5 and 6)
NUMBER OF
   SHARES
BENEFICIALLY     8.  SHARED  VOTING  POWER  None
 OWNED BY
     EACH
 REPORTING       9.  SOLE DISPOSITIVE  POWER  8,983,884  (See  Items  5 and  6)
    PERSON
      WITH
                10.  SHARED DISPOSITIVE POWER None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           8,983,884 (See Items 5 and 6)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES             [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 78.2% based upon 7,213,517 shares of Common Stock outstanding as of the date hereof, 4,250,000 shares subject to presently convertible preferred stock and 20,000 shares subject to presently exercisable Options held by the Reporting Person (See Items 5 and 6).

14.      TYPE OF REPORTING PERSON                    Individual

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                               PAGE 3 OF 5

ITEM 1.           SECURITY AND ISSUER.

     This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of GulfWest Oil Company (the "Company"). The address of the Company's principal executive offices is 397 N. Sam Houston Parkway East, Suite 375, Houston, Texas 77060,

ITEM 2.           IDENTITY AND BACKGROUND.

     (a) - (c) This Statement is being filed by J. Virgil Waggoner (the "Reporting Person"). The business address of the Reporting Person is 1111 Bagby Street, Suite 2420, Houston, Texas 77002. The Reporting Person is President and Chief Executive Officer of JVW Investments, Ltd., a private company. The principal address of JVW Investments, Ltd. is 1111 Bagby Street, Suite 2420, Houston, Texas 77002.

     (d) - (e) During the last five years, the Reporting Person has not (I) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     4,000,0000 shares of the Issuer's Class A Common Stock (the "Common Stock") were purchased by the Reporting Person in a private offering at $.75 per share for a total price of $3,000,000 in cash from personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

     All of the shares of Common Stock have been acquired for investment. The Reporting Person has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

     The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule D.

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                               PAGE 4 OF 5

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

     (a) - (b) The Reporting Person beneficially owns and has sole voting and dispositive power for 8,983,884 shares of the Issuer's Common Stock, which includes (i) 4,000,000 shares purchased in a private offering on July 15, 1999
(ii) 4,250,000 shares subject to presently convertible preferred stock, (iii) 615,384 shares previously reported and purchased in a private offering, (iv) 98,500 shares previously reported and purchased through broker transactions, (v) 20,000 shares previously reported and subject to presently exercisable options. The Reporting Person's current beneficial ownership represents approximately 78.2% of the shares of the Issuer's Common Stock based upon 7,213,517 shares of Common Stock issued and outstanding as of the date hereof, 4,250,000 shares subject to presently convertible preferred stock and 20,000 shares subject to presently exercisable Options held by the Reporting Person .

     (c) In two transactions on December 28, 1998 and May 28, 1999, the Reporting Person converted $1,915,000 and $635,000, respectively, in outstanding principal and interest of loans previously made to the Issuer to shares of the Issuer's Series BB Convertible Preferred Stock, par value $.01 and liquidation value $500 per share (the "Series BB Preferred Stock"). The Reporting Person is the sole shareholder of the Issuer's Series BB Preferred Stock. The Series BB Preferred Stock was convertible to Common Stock, subject to shareholder approval, one (1) year from the date of issue at a conversion rate of $.60 per share of Common Stock. On July 15, 1999, the Issuer agreed to amend the terms of the Series BB Preferred Stock to make it convertible at anytime, at the option of the holder. The market closing price of the Common Stock on December 28, 1998 and May 28, 1999 was $.60 and $.375 per share, respectively.

     As part of lending transactions during 1996, 1997 and 1998, the Issuer had granted the Reporting Person a series of options (the "Options") to purchase an aggregate of 850,000 shares of Common Stock with an exercise date of July 1, 1999 and an exercise price of $1.25 per share of Common Stock. On July 15, 1999, the Reporting Person and the Issuer jointly agreed to irrevocably void the Options retroactively to the dates of issue.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     At July 15, 1999, the Issuer had obtained agreements with twenty-four (24) stockholders of the Issuer's 9% Cumulative Convertible Class AAA Preferred Stock, par value $.01 and liquidation value $500 per share (the "Class AAA Preferred Stock") to convert their Class AAA Preferred Stock, valued at an aggregate of $1,612,500, plus accrued dividends of $290,250, to Common Stock at a conversion rate of $.90 per share of Common Stock. Upon the conversion, the Issuer will issue an aggregate of 2,114,166 shares of Common Stock to these holders, which will result in a reduction of the Reporting Person's beneficial ownership from 78.2% to 66.1% of the Company's Common Stock.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  A:  Common  Stock  Subscription  Agreement  dated  July 15,  1999, executed by the Reporting Person and accepted by the Company, filed herewith.

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                               PAGE 5 OF 5

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   July 23, 1999                \s\  J. Virgil Waggoner
                                       J. Virgil Waggoner

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                               PAGE 6 OF 5

                                    Exhibit A

                             Subscription Agreement

                              GULFWEST OIL COMPANY



GulfWest Oil Company
397 N. Sam Houston Parkway E.,
Suite 375
Houston, Texas 77060

Gentlemen:

     1. Subscription. The undersigned (the "Investor") subscribes for and agrees to purchase shares of GulfWest Oil Company's ("GulfWest" or the "Company")Class A Common Stock, par value $.001 per share (the "Shares")in the original
principal   amount  set  forth  on  the  signature  page  below.  The  Investor acknowledges that this subscription (i) is irrevocable and (ii) is conditioned upon acceptance by or on behalf of GulfWest and may be accepted or rejected in whole or in part by GulfWest in its sole discretion.

     2. Representations and Warranties. To induce GulfWest to accept this subscription, the Investor represents and warrants as follows:

     (a) The Investor has had adequate opportunity to obtain information from and ask questions of the officers or representatives of GulfWest concerning the business of GulfWest. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, is able to bear the risks of an investment in the Shares and understands the risks of, and other considerations relating to, an investment in the Shares.

     (b) The Investor is an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act").

     (c) The Shares to be acquired hereunder are being acquired by the Investor for the Investor's own account for investment purposes only and not with a view to resale or distribution.

     (d) The Investor understands that the Shares have not been registered under the Securities Act, the securities laws of any state or the securities laws of any other jurisdiction, nor is such registration contemplated. The Investor understands and agrees further that the Shares must be held indefinitely unless subsequently registered under the Securities Act and these state securities laws

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                               PAGE 7 OF 5

or an exemption from registration under the Securities Act and these state securities laws covering the sale of the Shares is available. The Investor understands that legends stating that the Shares have not been registered under the Securities Act and these state securities laws and setting out or referring to the restrictions on the transferability and resale of the Shares will be placed on the Shares. The Investor's overall commitment to GulfWest and other investments which are not readily marketable is not disproportionate to the Investor's net worth and the Investor has no need for immediate liquidity in the Investor's investment in the Shares.

     (e) To the full satisfaction of the Investor, the Investor has been furnished any materials the Investor has requested relating to GulfWest or the offering of the Shares, and the Investor has been afforded the opportunity to ask questions of representatives of GulfWest concerning the terms and conditions of the Offering and to obtain any additional information the Investor deems necessary.

     (f) The Investor is not relying upon any other information, representation or warranty by GulfWest, or any of its affiliates or their respective agents in determining to invest in GulfWest. The Investor has consulted to the extent deemed appropriate by the Investor with the Investor's own advisers as to the financial, tax, legal and related matters concerning an investment in the Shares and on that basis believes that an investment in the Shares is suitable and appropriate for the Investor.

     (g) This Subscription Agreement has been duly executed by the Investor and constitutes a valid and legally binding agreement of the Investor.

     3. Payment of Subscription. The Investor shall pay the amount of the Investor's subscription hereunder by delivery of a check made payable to "GulfWest Oil Company."

     4. Registration Rights. Commencing one (1) year and expiring three years after the date of issuance, the holder of the Shares shall have the right on one
(1) occasion to participate on a "piggyback basis" in a registration by the Company of the Shares, in the event the Company files a registration statement on a form promulgated by the Securities Exchange Commission pursuant to which the sale of the Shares may be registered (such registration statement, a "Qualifying Registration Statement"). The Company will, at the Investor's option, cause the Shares to be registered under the Securities Act (either on a current or continuous or delayed basis) under such Qualifying Registration Statement. Nothing contained herein shall be construed as requiring the Company to file a Qualifying Registration Statement at any time. The Company's obligations as set forth in this paragraph in any event shall be subject to and limited by (i) applicable law and (ii) if the Qualifying Registration Statement relates to an underwritten offering, the reasonable requirements, conditions and limitations (including but not limited to any limitation upon the number of shares of common stock that may be sold pursuant to the Qualifying Registration
Statement) as  may  be  required  or  imposed  by  the   underwriters  of  such
underwritten offering. The Company shall only be required to effect one registration pursuant to this paragraph. In any event, the Company's obligations as set forth in this section shall extinguish on the date that is three years following the date of issue of the Shares.

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                               PAGE 8 OF 5

     5. Miscellaneous. This Subscription Agreement cannot be assigned by the Investor without the written consent of GulfWest. The representations and warranties made by the Investor in this Subscription Agreement shall survive the closing of the transactions contemplated hereby and any investigation made by GulfWest. This Agreement may be executed in one or more counterparts, all of which together shall constitute one instrument, and shall be governed by and construed in accordance with the laws of the State of Texas.

     IN  WITNESS  WHEREOF,   the  undersigned  has  executed  this  Subscription
Agreement on the date set forth below.

Amount of Subscription:
$3,000,000.00   (4,000,000 Shares)       INVESTOR:

Date: July 15, 1999                      \s\ J. Virgil Waggoner
                                         Signature
                                         J. Virgil Waggoner
                                         Printed Name
                                         JVW Investment
                                         1111 Bagby St., Suite 2420
                                         Houston, TX 77002
                                         Address



                           ACCEPTANCE OF SUBSCRIPTION

    GulfWest hereby accepts the above application for subscription for Shares.


GULFWEST OIL COMPANY


Its:  President